LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer, who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and their customers through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of the Company." Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.